UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

(X) Check this box if no longer subject to Section 16.*
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Persons
   John B. Torkelsen             Princeton Venture Research, Inc.
   240 Library Place             5 Vaughn Drive
   Princeton, NJ 08540           Princeton, NJ 08540

2. Issuer Name and Ticker or Trading Symbol
   Objective Communications, Inc.  "OCOM"

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   September 1998

5. If Amendment, Date of Original (Month/Year)
   October 1998

6. Relationship of Reporting Person(s) to Issuer (Check all applicable) (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

   * Mr. Torkelsen is a director of the issuer, Objective Communications, Inc., and as such will continue to be subject to Section 16 after the date of this submission.

      Princeton Venture Research, Inc., a corporation wholly owned by Mr. Torkelsen, was a 10% owner of the issuer prior to the transactions described below, but is no longer subject to Section 16.

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

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Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially
Owned
------------------------------------------------------------------------------
1. Title of Security  2. Trans-  3. Trans-  4. Securities Acquired (A)  5. Amount of  6. Owner-  7. Nature of
   (Instr. 3)            action     action     or Disposed of (D)          Securities    ship       Indirect
                         Date       Code       (Instr. 3, 4 and 5)         Beneficially  Form:      Beneficial
                                    (Instr. 8)                             Owned at      Direct     Owner-
                                 --------------------------------------    End of Month  (D) or     ship
                         (Month/                                                         Indirect

                         Day/                            (A) or           (Instr.3 and 4)  (1)
                         Year)   Code    V     Amount    (D)      Price                    (Instr.4) (Instr. 4)
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Common Stock             9/3/98    S            2,500     D       $3.50                     (1)     (1)
----------------------------------------------------------------------------------------------------------------
Common Stock             9/4/98    S            3,000     D       $3.3125                   (1)     (1)
----------------------------------------------------------------------------------------------------------------
Common Stock             9/4/98    S            1,000     D       $3.25                     (1)     (1)
----------------------------------------------------------------------------------------------------------------
Common Stock             9/4/98    S           10,000     D       $3.0468                   (1)     (1)
----------------------------------------------------------------------------------------------------------------
Common Stock             9/8/98    S           25,000     D       $3.1937                   (1)     (1)
----------------------------------------------------------------------------------------------------------------
Common Stock             9/9/98    S            9,000     D       $3.0458                   (1)     (1)
----------------------------------------------------------------------------------------------------------------
Common Stock             9/10/98   S            7,500     D       $3.00                     (1)     (1)
----------------------------------------------------------------------------------------------------------------
Common Stock             9/11/98   S            4,500     D       $3.00                     (1)     (1)
----------------------------------------------------------------------------------------------------------------
Common Stock             9/14/98   S           15,500     D       $3.00                     (1)     (1)
----------------------------------------------------------------------------------------------------------------
Common Stock             9/16/98   S           10,000     D       $3.00                     (1)     (1)
----------------------------------------------------------------------------------------------------------------
Common Stock             9/17/98   S            2,000     D       $3.1875                   (1)     (1)
----------------------------------------------------------------------------------------------------------------
Common Stock             9/23/98   S           22,000     D       $5.4573                   (1)     (1)
----------------------------------------------------------------------------------------------------------------
Common Stock             9/24/98   S            1,861     D       $4.8438                   (1)     (1)
----------------------------------------------------------------------------------------------------------------
Common Stock             9/24/98   S            4,000     D       $4.75                     (1)     (1)
----------------------------------------------------------------------------------------------------------------
Common Stock             9/25/98   S            5,000     D       $4.75                     (1)     (1)
----------------------------------------------------------------------------------------------------------------
Common Stock             9/28/98   S            5,000     D       $5.1563                   (1)     (1)
----------------------------------------------------------------------------------------------------------------
Common Stock             9/29/98   S            4,000     D       $5.25                     (1)     (1)
----------------------------------------------------------------------------------------------------------------
Common Stock             9/29/98   S            1,000     D       $5.3125   385,180         (1)     (1)
----------------------------------------------------------------------------------------------------------------
Common Stock                                                                 20,000          I      by Spouse(2)
================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

1.Title of  2.Conver  3.Trans-  4.Trans-  5.Number of Deriv-  6.Date Exer-  7.Title and  8.Price  9.Number  10.Owner-  11.Nature
  Derivative  sion or   action    action    ative Securities    cisable and   Amount of    of       of deriv-  ship       of
  Security    Exercise  Date      Code      Acquired (A) or     Expiration    Underlying   Deriv-   ative      form of  Indirect
  (Instr.3)   Price of            (Instr.8) Disposed of (D)     Date          Securities   ative    Secur-     Deriv-   Benefi-
              Deri-     (Month/             (Instr. 3,4, and 5) (Month/Day/   (Instr.      Secur-   ities      ative    cial
              vative    Day/                                     Year)         3 and 4)    ity      Bene-      Security Owner-
              Security  Year)                                                              (Instr.  ficially   Direct   ship
                                                               --------------------------  5)       Owned at   (D) or   (Instr.4)
                                                                                                    End of     Indirect
                                 ----------------------------- Date    Expira  Title Amount         Month      (1)
                                                               Exer-   -tion         or Number     (Instr.4)  (Instr.4)
                                                               cisable Date          of Shares
                                 Code  V     (A)      (D)
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

===========================================================================================

Explanation of Responses:

(1) Such shares are directly held by Princeton Venture Research, Inc., a corporation wholly owned by Mr. Torkelsen.

(2) Such shares are owned by Mr. Torkelsen's wife. Mr. Torkelsen disclaims beneficial ownership of these shares.

The sales reported herein were made for the purpose of satisfying Princeton Venture Research, Inc.'s margin requirements.


/s/ John B. Torkelsen                                 November 10, 1998
-------------------------------------             -------------------------
  **Signature of Reporting Person                            Date


Princeton Venture Research, Inc.

By: /s/ John B. Torkelsen                             November 10, 1998
-------------------------------------             -------------------------
  **Signature of Reporting Person                            Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.